

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 9, 2021

K. Charles Janac
Chief Executive Officer
Arteris, Inc.
595 Millich Dr. Suite 200
Campbell, CA 95008

  Re: Arteris, Inc.
    Amendment No. 1 to
    Draft Registration Statement on Form S-1
    Submitted July 26, 2021
    CIK 0001667011

Dear Mr. Janac:

  We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1

We will lose sales if we are unable to obtain government authorization to export certain of our products, page 38

1. We note your response to prior comment 3. Please revise your disclosures to reflect the potential consequences reflected in the second paragraph of your response.

You may contact Mindy Hooker at 202-551-3732 or Kevin Stertzel at 202-551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce at 202-551-3754 or Jay Ingram at 202-551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing